SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended August 2001	Commission File Number 000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 262-1838

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER BIRCH MOUNTAIN RESOURCES LTD.		QUARTER ENDED June 30, 2001	DATE OF REPORT YY/MM/DD Aug. 29, 2001
ISSUER ADDRESS 3100, 205 - Fifth Avenue S.W.
CITY PROVINCE CALGARY AB	POSTAL CODE T2P 2V7	ISSUER FAX NO. (403) 263-9888	ISSUER Telephone (403) 262-1838
CONTACT NAME DON L. DABBS	CONTACT POSITION Vice President & CFO		CONTACT TELEPHONE (403) 262-1838
CONTACT EMAIL ADDRESS dabbsd@birchmountain.com		WEB SITE ADDRESS www: birchmountain.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE "Donald L. Dabbs"	PRINT FULL NAME Donald L. Dabbs	DATE SIGNED YY/MM/DD 2001/07/28
DIRECTOR'S SIGNATURE "Douglas J. Rowe"	PRINT FULL NAME Douglas J. Rowe	DATE SIGNED YY/MM/DD 2001/07/28

BIRCH MOUNTAIN RESOURCES LTD.
FORM 51-901F - QUARTERLY REPORT
June 30, 2001

SCHEDULE A: FINANCIAL STATEMENTS

The unaudited financial statements for the first six months and quarter ended June 30, 2001 prepared by the Company are attached. The reader is referred to the Notes to the statements and Schedule C for a discussion on the change in accounting practice implemented in the first quarter of 2001.

BIRCH MOUNTAIN RESOURCES LTD.
FORM 51-901F - QUARTERLY REPORT
June 30, 2001

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.        a)   Summary of deferred exploration costs.

           Exploration costs are expensed as incurred, see Note 2 of the Financial Statements or Schedule C 2.a for an explanation of the change in accounting policy.

           b)    During the period the material expenditures were as follows:

	3 mo. to 06/30/01		6 mo. to 06/30/01
General Office Expenses		$67,511		$148,776
Salaries, management fees & benefits		135,872		255,302
Consulting		131,010		309,665
Accounting	4,861		14,930
Audit Fees Can	39,205		78,445
Audit Fees U.S.	4,400		10,372
I.T.			4,200
Legal Fees Can	40,391		97,376
Legal Fees U.S.	6,703		55,892
Management Consultants	35,449		48,449
Shareholder Services & Promotion		130,950		183,721
Research costs		164,596		214,831
Materials, expenses, assays	37,337		37,351
Services & contracts	38,999		48,674
Salaries & travel	88,260		128,806
Amortization		12,489		25,940
Mineral Exploration & Analysis		152,383		282,934
Equipment rent & maintenance	175		33,587
Lab rent & utilities	3,783		19,519
Transportation & accommodations	583		19,036
Materials & supplies	655		7,449
Mineral lease payments	109,271		109,585
Third party services	22,477		30,934
Personnel	15,439		62,824

2.        Related party transactions during the period:

           Included in shareholder services expenses are amounts paid to a company controlled by the spouse of a director totaling $19,100 for the second quarter and $2,207 for the first quarter of 2001.

3.        Summary of securities issued and options granted during the period:

           a)   Securities issued during the period:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
04/03/01	Common Shares	Priv. Placem't	94,156	$0.77	$72,500	Cash

          b)   Options granted during the period:

Date	Number	Name or Description Of Optionee	Exercise Price	Expiry Date
01/27/01	268,750	Employees	$0.60	01/27/06
01/27/01	140,000	Consultants	$0.60	01/27/06
04/24/01	275,000	Directors/Officer	$0.65	04/24/06

4.        Summary of securities as at the end of the reporting period:

           a)   Description of authorized share capital:
                Unlimited number of voting common shares without par value.
                Unlimited number of preferred shares, issuable in series
                Unlimited number of non-voting shares

           b)   Number and recorded value for shares as at the end of this reporting period:
                Issued and outstanding: 33,647,122
                Value: $21,870,629 [@$0.65/shr (price when suspended)]

           c)   Description of options and warrants outstanding.

Number	Exercise Price	Expiry Date
Warrants
228,153	$1.50	08/10/01
764,231	$1.50	10/22/01
408,614	$1.50	10/25/01
9,783	$1.50	10/31/01
Options
105,000	$0.70	11/21/01
75,000	$0.70	01/02/02
100,000	$0.70	03/24/02
10,000	$0.70	06/05/02
150,000	$0.90	03/09/03
75,000	$0.22	07/13/03
490,000	$0.35	11/16/03
30,000	$1.25	07/26/04
835,000	$1.36	11/18/04
408,750	$0.60	01/27/06
275,000	$0.65	04/24/06

           d)    All common shares held by Montreal Trust Company of Canada under the terms of a voluntary pooling agreement were released 05/09/01.

5.        Directors and Officers as at the date this report is signed and filed:

Name	Position
Kerry E. Sully	Chairman & Director
Douglas J. Rowe	President, CEO & Director
Donald L. Dabbs	Vice President, CFO & Director
Lanny K. McDonald	Director
John I. Clark	Director
Charles S. Hopper	Director
John R. Houghton	Corporate Secretary
Suzanne L. Loov	Assistant Corporate Secretary
Hugh J. Abercrombie	Vice President - Exploration

BIRCH MOUNTAIN RESOURCES LTD.
FORM 51-901F - QUARTERLY REPORT
June 30, 2001

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1.        Description of Business

           Birch Mountain Resources Ltd. ("Birch" or the "Company") is a mineral exploration and mineral technology company. Mineral exploration is confined to Alberta and Manitoba, Canada.

        Landholdings at June 30, 2001:

Project	hectares	acres
Athabasca	765,306	1,891,105
Birch Mountains	82,944	204,959
Dawson Bay	10,030	25,300
Total	858,280	2,121,364

           The Company operates a core lab and a geochemical laboratory in Calgary.

2.        Operations and Financial Conditions

           a)   Change in Accounting Policy

           During the first quarter of 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development State ("AcG-11") issued by the Canadian Institute of Chartered Accountants. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability and when the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of mineral exploration costs at January 1, 2001 by $8,338,431. Prior periods have not been restated.

           b)   Operations

           Total costs and expenses were $1,421,169 for the six months ended June 30, 2001, up from $1,194,289 in the second half of 2000. However, in comparing total expenses, the $752,261 of exploration expenses for the same period in 2000 must be added, bringing total expenses in 2000 to $1,946,550. Shareholder services and promotion expenses were $183,721, up from $142,900 to the end of the second quarter of 2000, as a result of the costs incurred with the registration with the United States Securities and Exchange Commission ("SEC"), plus salaries, management fees and benefits increased from $232,553 in 2000 to $255,302 due to annual adjustments in salaries and other expenses. Professional fees in the first six months 2001 were $309,665 compared with $146,962 in 2000 (2000 included a one-time $490,000 Finders Fee). The increase in professional fees was due to activities associated with the Canadian Venture Exchange Inc. ("CDNX") technical audit and the Company's appeal of the trading suspension to the Alberta Securities Commission. The increased lab and research costs, from $39,406 for the first half of 2000 to $214,831 for the same period in 2001, reflects the priority placed on advancing the Company's extraction and analysis technology.

           Exploration expenses in the second quarter of 2000 were $181,548, a continuation of the drilling program on the Company's Athabasca leases from the first quarter. As explained above, the accounting procedures have changed and exploration costs are now expensed and are down from 2000, to $152,383 as there have been no field activities in the second quarter of 2001. A large portion (71%) of this cost is due to mineral lease rental payments to hold the core lands in the Athabasca prospect for another year.

3)        Significant Events

           The Canadian Venture Exchange Inc.

A significant development in the past year was the trading suspension imposed by the CDNX. On the basis of statements contained in the Company’s news release of June 15, 2000, announcing its technical achievements and the filing of a U.S. patent application, trading of the Company’s common shares was halted by the CDNX on June 16, 2000. On June 28, 2000, the CDNX suspended trading of the Company’s shares.

Following three months of information review and consultation, the Company agreed to issue a clarifying news release, cooperate with the CDNX to conduct an independent technical audit and provide assurance to the CDNX that insiders of the Company would not trade in the Company’s securities until the independent audit was completed. On this basis, the CDNX agreed to allow trading in Birch Mountain’s shares to resume. The clarifying news release was issued on September 27, 2000, and the CDNX reinstated trading of the Company’s common shares on September 29, 2000.

Associated Mining Consultants Ltd. (“AMCL”) of Calgary conducted the independent technical audit. The audit began on October 6, 2000, and a final report was issued to the CDNX and the Company on February 8, 2001. The Company issued a news release on February 16, 2001, that contained AMCL’s conclusions, and the statement that Birch Mountain considered the audit process to have been flawed and disagreed with most of AMCL’s conclusions. The CDNX again suspended trading of the Company’s common shares on March 5, 2001, based on information in the AMCL audit report. The Company has detailed its disagreements with the AMCL conclusions and has filed these, together with other third-party reports, as part of its appeal of the suspension of trading with the Alberta Securities Commission (“ASC”) on March 9, 2001. At the time of filing this report, the CDNX were in the process of preparing the “record” as required by the ASC.

           Registration with the United States Securities and Exchange Commission

In September 2000, Birch Mountain filed a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”). A fourth amendment was filed May 8, 2001 and the Company was advised on May 10, 2001 that the SEC had no further comments on this filing. Registration with the SEC enables U.S. broker/dealers to solicit secondary investment in the Company’s securities and facilitates investment by U.S. citizens. Additionally, registration with the SEC is a prerequisite to an application for listing on a U.S. stock exchange.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BIRCH MOUNTAIN RESOURCES LTD.
Dated: August 29, 2001	By: /s/ Donald L. Dabbs Donald L. Dabbs Vice-President and CFO